HOME BISTRO, INC.

May 14, 2021

United States Securities and Exchange Commission                                                      VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Home Bistro, Inc.
Offering Statement on Form 1-A Filed April 1, 2021 File No. 024-11498

NOTE: THIS AMENDED QUALIFICATION REQUEST IS TO CORRECT A TYPOGRAPHICAL ERROR WHEREIN THE DATE UPON WHICH QUALIFICATION WAS REQUESTED WAS ENTERED INCORRECTLY.

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments on Home Bistro, Inc.’s (the “Company”) Offering Statement on Form 1-A, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Monday, May 17, 2021 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Zalmi Duchman

Zalmi Duchman, CEO